UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No.     )1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

JEANNE FARMER GROSSMAN

BRET A. MADOLE

CARRINGTON, COLEMAN, SLOMAN & BLUMENTHAL, LLP

901 Main Street, Suite 5500

Dallas, TX 75202

(214) 855-3034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2018

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108	13D	Page 2 of 29

1	NAME OF REPORTING PERSON Jeanne Grossman Living Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,019,557
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,019,557
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

*	In connection with the Settlement Agreement (as defined herein), the shares previously held by certain family trusts over which Jeanne Farmer Grossman served as neither trustee nor co-trustee prior to their dissolution, were distributed out of those trusts and transferred to this trust. The shares reported as beneficially owned by this trust reflect those transfers as well as certain sales that occurred on the 1st, 4th, 5th, and 13th of December 2017.

CUSIP No. 307675108	13D	Page 3 of 29

1	NAME OF REPORTING PERSON 1964 Jeanne Ann Farmer Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 286,050
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 286,050
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Jeanne Farmer Grossman was appointed as the sole trustee of the 1964 Jeanne Ann Farmer Grossman Trust, which gives her sole voting and dispositive power over the shares described above. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership, as well as certain sales that occurred on the 7th, 8th, 12th, 13th, and 14th of March 2018.

CUSIP No. 307675108	13D	Page 4 of 29

1	NAME OF REPORTING PERSON 1964 Roy Edward Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1964 Roy Edward Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1964 Roy Edward Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 5 of 29

1	NAME OF REPORTING PERSON 1969 Roy Edward Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1969 Roy Edward Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1969 Roy Edward Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 6 of 29

1	NAME OF REPORTING PERSON 1969 Jeanne Ann Farmer Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,960
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,960
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Jeanne Farmer Grossman was appointed as the sole trustee of the 1969 Jeanne Ann Farmer Grossman Trust, which gives her sole voting and dispositive power over the shares described above. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 7 of 29

1	NAME OF REPORTING PERSON 1969 Roy F Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1969 Roy F Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1969 Roy F Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 8 of 29

1	NAME OF REPORTING PERSON 1969 Emily Marjorie Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1969 Emily Marjorie Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1969 Emily Marjorie Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 9 of 29

1	NAME OF REPORTING PERSON 1972 Roy Edward Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1972 Roy Edward Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1972 Roy Edward Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 10 of 29

1	NAME OF REPORTING PERSON 1972 Jeanne Ann Farmer Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Jeanne Farmer Grossman was appointed as the sole trustee of the 1972 Jeanne Ann Farmer Grossman Trust which gives her sole voting and dispositive power over the shares described above. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 11 of 29

1	NAME OF REPORTING PERSON 1972 Roy F Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1972 Roy F Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1972 Roy F Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 12 of 29

1	NAME OF REPORTING PERSON 1972 Emily Marjorie Farmer Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1972 Emily Marjorie Farmer Trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1972 Emily Marjorie Farmer Trust were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 13 of 29

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust II*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,930
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 65,930
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Jeanne Farmer Grossman was appointed as the sole trustee of the 1987 Roy F Farmer Trust II, which gives her sole voting and dispositive power over the shares described above. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 14 of 29

1	NAME OF REPORTING PERSON 1987 Roy F Farmer Trust III*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, the shares held by the 1987 Roy F Farmer Trust III were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by the 1987 Roy F Farmer Trust III were transferred to the Jeanne Grossman Living Trust, and the shares reported as beneficially owned by the latter in this Schedule 13D reflect such transfer. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 15 of 29

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust II*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,060
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,060
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Jeanne Farmer Grossman was appointed as the sole trustee of the 1988 Roy F Farmer Trust II, which gives her sole voting and dispositive power over the shares described above. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 16 of 29

1	NAME OF REPORTING PERSON 1988 Roy F Farmer Trust III*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,060
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,060
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Pursuant to the Settlement Agreement, Jeanne Farmer Grossman was appointed as the sole trustee of the 1988 Roy F Farmer Trust III, which gives her sole voting and dispositive power over the shares described above. This cover page is being included in this Schedule 13D to reflect this change in beneficial ownership.

CUSIP No. 307675108	13D	Page 17 of 29

1	NAME OF REPORTING PERSON 1990 Brynn Elizabeth Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,008
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,008
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	The beneficial ownership of shares held by this trust was not impacted by the terms of the Settlement Agreement.

CUSIP No. 307675108	13D	Page 18 of 29

1	NAME OF REPORTING PERSON 1992 Brynn Elizabeth Grossman Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,550
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,550
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	The beneficial ownership of shares held by this trust was not impacted by the terms of the Settlement Agreement.

CUSIP No. 307675108	13D	Page 19 of 29

1	NAME OF REPORTING PERSON Jeanne Farmer Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,564,049
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,564,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307675108	13D	Page 20 of 29

Item 1.	Security and Issuer.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”) relating to shares of Common Stock, $1.00 par value (the “Common Stock”), of Farmer Bros. Co., a Delaware corporation (the “Company”), having its principal executive offices at 13601 North Freeway, Suite 200, Fort Worth, Texas 76177. The Schedule 13D is filed by Jeanne Farmer Grossman and certain trusts for which she is sole trustee, all of which are Reporting Persons signatory to the Schedule 13D. The Schedule 13D relates to some of the same securities disclosed in, but is separate from, a joint statement originally filed by Carol Lynn Farmer Waite with the Securities and Exchange Commission (the “SEC”) on March 14, 2005, as amended by Amendment No. 1 thereto filed with the SEC on December 15, 2005, Amendment No. 2 thereto filed with the SEC on September 21, 2006, Amendment No. 3 thereto filed with the SEC on May 23, 2016, Amendment No. 3 thereto filed with the SEC on August 29, 2016, and Amendment No. 4 thereto filed with the SEC on September 8, 2016.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Jeanne Farmer Grossman

(ii)	Jeanne Grossman Living Trust

(iii)	1964 Jeanne Ann Farmer Grossman Trust

(iv)	1969 Jeanne Ann Farmer Grossman Trust

(v)	1972 Jeanne Ann Farmer Grossman Trust

(vi)	1987 Roy F Farmer Trust II

(vii)	1988 Roy F Farmer Trust II

(viii)	1988 Roy F Farmer Trust III

(ix)	1990 Brynn Elizabeth Grossman Trust

(x)	1992 Brynn Elizabeth Grossman Trust

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The foregoing Trusts are referred to collectively as the “Grossman Trusts.”

(b) The address of the principal office of each Reporting Person is c/o Carrington, Coleman, Sloman & Blumenthal, LLP, 901 Main Street, Suite 5500, Dallas, Texas 75202, Attn: Brett A. Madole.

(c) The principal business of the Grossman Trusts is serving family investment planning purposes. The principal occupation of Jeanne Farmer Grossman is homemaker.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Persons is California.

Item 3.	Source and Amount of Funds or Other Consideration.

The Grossman Trusts beneficially own an aggregate of 1,545,175 shares of Company Common Stock. Jeanne Farmer Grossman is the direct beneficial owner of 18,874 shares of Company Common Stock held in brokerage

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accounts. The shares beneficially owned by each of the Grossman Trusts and by Jeanne Farmer Grossman were transferred to each respective Grossman Trust and to Jeanne Farmer Grossman in accordance with trust instruments to successor trustees and beneficiaries under various family trusts. Accordingly, no shares were purchased by the Grossman Trusts or Jeanne Farmer Grossman.

Item 4.	Purpose of Transaction.

Following the filing of multiple petitions in the Orange County and Los Angeles County Superior Courts related to the various family trusts discussed herein that hold shares of the Company Common Stock (collectively, the “Farmer Trusts”), a Settlement Agreement and Mutual Release was entered into by and among Jeanne Farmer Grossman, Carol Lynn Farmer Waite, Richard Farmer, Jonathan M. Waite, Brett Matthew Grossman, Scott Michael Grossman, and Brynn Grossman (the “Settlement Agreement”), which became effective on November 21, 2017, the date of the entry of the last of the court orders approving the Settlement Agreement.

The Settlement Agreement provides, among other things, for the following changes to be made to the Farmer Trusts, which changes are illustrated in greater detail in the tables below:

1)	Richard Farmer’s resignation as co-trustee from certain of the Farmer Trusts of which Jeanne Farmer Grossman or Carol Lynn Farmer Waite also served as co-trustee, upon which either Jeanne Farmer Grossman or Carol Lynn Farmer Waite became sole trustees of such trusts, as applicable;

2)	Carol Lynn Farmer Waite’s resignation as co-trustee from certain other Farmer Trusts of which Richard Farmer or Jeanne Farmer Grossman also served as co-trustee, upon which either Richard Farmer or Jeanne Farmer Grossman became sole trustee of such trusts, as applicable; and

3)	the division of the assets of certain other Farmer Trusts (collectively, the “GAP Trusts”), including the shares of Company Common Stock held by the GAP Trusts, into three separate and equal parts, the distribution of such equal parts to each of Jeanne Farmer Grossman, Richard Farmer and Carol Lynn Farmer Waite, and the subsequent dissolution of the GAP Trusts.

The shares distributed from the GAP Trusts which were allocated to Jeanne Farmer Grossman (the “GAP Shares”) were subsequently transferred to the Jeanne Grossman Living Trust.

The various share distributions and transfers resulting from the Settlement Agreement were made on various dates following the effectiveness of the Settlement Agreement, with the final distribution occurring on January 5, 2018.

As a result of the actions described above and certain sales of Company Common Stock described herein, as of April 9, 2018, Jeanne Farmer Grossman may be deemed to beneficially own an aggregate of 1,564,049 shares of the Company Common Stock.

The following table describes the Grossman Trusts that are not impacted by the Settlement Agreement.

Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to Settlement	Stock Beneficially Owned by Jeanne Farmer Grossman After Settlement
1990 Brynn Elizabeth Grossman Trust	50,008	50,008
1992 Brynn Elizabeth Grossman Trust	9,550	9,550

The following table describes the Grossman Trusts for which Jeanne Farmer Grossman was not a trustee, but became sole trustee, and now has sole voting and dispositive power with respect to the shares of Common Stock held in such trust

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Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to Settlement	Stock Beneficially Owned by Jeanne Farmer Grossman After Settlement
1964 Jeanne Ann Farmer Grossman Trust	0	321,750
1969 Jeanne Ann Farmer Grossman Trust	0	77,960
1972 Jeanne Ann Farmer Grossman Trust	0	24,000
1987 Roy F Farmer Trust II	0	65,930

The following table describes the Grossman Trusts for which Jeanne Farmer Grossman was a co-trustee, but became sole trustee, and now has sole voting and dispositive power with respect to the shares of Common Stock held in such trusts.

Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to Settlement	Stock Beneficially Owned by Jeanne Farmer Grossman After Settlement
1988 Roy F Farmer Trust II	6,060	6,060
1988 Roy F Farmer Trust III	6,060	6,060

The following table describes the GAP Trusts from which Jeanne Farmer Grossman was neither a trustee nor co-trustee. Pursuant to the Settlement Agreement, the shares of Common Stock held by the GAP Trusts were divided into three equal parts, one-third of such shares were distributed out of the GAP Trusts and into the Jeanne Grossman Living Trust, and the GAP Trusts were then dissolved.

Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to Settlement	GAP Shares Beneficially Owned by Jeanne Farmer Grossman After Settlement
1964 Roy Edward Farmer Trust	0	107,250
1969 Roy Edward Farmer Trust	0	25,987
1969 Roy F Farmer Trust	0	25,986
1969 Emily Marjorie Farmer Trust	0	25,987
1972 Roy Edward Farmer Trust	0	8,000
1972 Roy F Farmer Trust	0	8,000
1972 Emily Marjorie Farmer Trust	0	8,000
1987 Roy F Farmer Trust III	0	21,977

CUSIP No. 307675108	13D	Page 23 of 29

The following table reflects one-third of the shares previously held by the GAP Trusts, as reflected in the last column of the table immediately above, that were subsequently transferred to the Jeanne Grossman Living Trust.

Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to Settlement	Stock Beneficially Owned by Jeanne Farmer Grossman After Settlement
Jeanne Grossman Living Trust	808,370	1,039,557

Following the Settlement Agreement described herein, Jeanne Farmer Grossman disposed of certain shares of Company Common Stock through open market sales occurring on the 1st, 4th, 5th, and 13th of December 2017 (the “December Transactions”). The December Transactions were effected from the Jeanne Grossman Living Trust. The following table reflects the Company Common Stock holdings of the Jeanne Grossman Living Trust prior to the December Transactions and as of this Schedule 13D filing.

Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to December Transactions	Stock Beneficially Owned by Jeanne Farmer Grossman After December Transactions
Jeanne Grossman Living Trust	1,039,557	1,019,557

Following the Settlement Agreement described herein, Jeanne Farmer Grossman disposed of certain shares of Company Common Stock through open market sales occurring on the 7th, 8th, 12th, 13th, and 14th of March 2018 (the “March Transactions”). The March Transactions were effected from the 1964 Jeanne Ann Farmer Grossman Trust. The following table reflects the Company Common Stock holdings of the 1964 Jeanne Ann Farmer Grossman Trust prior to the March Transactions and as of this Schedule 13D filing.

Trust	Stock Beneficially Owned by Jeanne Farmer Grossman Prior to March Transactions	Stock Beneficially Owned by Jeanne Farmer Grossman After March Transactions
1964 Jeanne Ann Farmer Grossman Trust	321,750	286,050

Other than as described herein, no Reporting Person has any plans or proposals that would relate to, or could result in, any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

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Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Company Common Stock shares reported owned by each person named herein is based upon 16,899,667 shares of Common Stock outstanding as of February 6, 2018, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2018.

A.	Jeanne Grossman Living Trust

(a)	As of April 9, 2018, the Jeanne Grossman Living Trust beneficially owned 1,019,557 shares of Common Stock.

Percentage: 6.0%

(b)	1. Sole power to vote or direct vote: 1,019,557

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,019,557

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

B.	1964 Jeanne Ann Farmer Grossman Trust

(a)	As of April 9, 2018, the 1964 Jeanne Ann Farmer Grossman Trust beneficially owned 286,050 shares of Common Stock.

Percentage: 1.7%

(b)	1. Sole power to vote or direct vote: 286,050

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 286,050

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

C.	1964 Roy Edward Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

D.	1969 Roy Edward Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

E.	1969 Jeanne Ann Farmer Grossman Trust

(a)	As of April 9, 2018, the 1969 Jeanne Ann Farmer Grossman Trust beneficially owned 77,960 shares of Common Stock.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 77,960

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 77,960

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

F.	1969 Roy Edward Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

G.	1969 Roy F Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

H.	1969 Emily Marjorie Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

I.	1972 Jeanne Ann Farmer Grossman Trust

(a)	As of April 9, 2018, the 1972 Jeanne Ann Farmer Grossman Trust beneficially owned 24,000 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 24,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 24,000

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

J.	1972 Roy Edward Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

K.	1972 Roy F Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the

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shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

L.	1972 Emily Marjorie Farmer Trust

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

M.	1987 Roy F Farmer Trust II

(a)	As of April 9, 2018, the 1987 Roy F Farmer Trust II beneficially owned 65,930 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 65,930

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 65,930

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

N.	1987 Roy F Farmer Trust III

Pursuant to the Settlement Agreement, the shares held by this trust were divided into three equal parts and distributed out of the trust, and the trust was then dissolved. One-third of the shares previously held by this trust were transferred to the Jeanne Grossman Living Trust. See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

O.	1988 Roy F Farmer Trust II

(a)	As of April 9, 2018, the 1988 Roy F Farmer Trust II beneficially owned 6,060 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 6,060

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,060

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

P.	1988 Roy F Farmer Trust III

(a)	As of April 6, 2018, the 1988 Roy F Farmer Trust III beneficially owned 6,060 shares of Common Stock.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 6,060

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,060

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4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

Q.	1990 Brynn Elizabeth Grossman Trust

(a)	As of April 9, 2018, the 1990 Brynn Elizabeth Grossman Trust beneficially owned 50,008 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,008

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 50,008

4. Shared power to dispose or direct the disposition: 0

(c)	The 1990 Brynn Elizabeth Grossman Trust has not entered into any transactions in the shares of Common Stock during the past (60) sixty days.

R.	1992 Brynn Elizabeth Grossman Trust

(a)	As of April 9, 2018, the 1992 Brynn Elizabeth Grossman Trust beneficially owned 9,550 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,550

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 9,550

4. Shared power to dispose or direct the disposition: 0

(c)	The 1992 Brynn Elizabeth Grossman Trust has not entered into any transactions in the shares of Common Stock during the past (60) sixty days.

S.	Jeanne Farmer Grossman

(a)	Jeanne Farmer Grossman, individually and as sole trustee of the Jeanne Grossman Living Trust, 1964 Jeanne Ann Farmer Grossman Trust, 1969 Jeanne Ann Farmer Grossman Trust, 1972 Jeanne Ann Farmer Grossman Trust, 1987 Roy F Farmer Trust II, 1988 Roy F Farmer Trust II, 1988 Roy F Farmer Trust III, 1990 Brynn Elizabeth Grossman Trust, and 1992 Brynn Elizabeth Grossman Trust, may be deemed to beneficially own the shares of Common Stock held directly by such Reporting Persons. As of April 9, 2018, Jeanne Farmer Grossman may be deemed to beneficially own 1,564,049 shares.

Percentage: 9.25%

(b)	1. Sole power to vote or direct vote: 1,564,049

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,564,049

4. Shared power to dispose or direct the disposition: 0

(c)	See Item 4, above, for a description of the transactions in the shares of Common Stock during the past sixty (60) days.

Each of the Reporting Persons, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

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(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 5 of this Schedule 13D are incorporated by reference herein.

In connection with the initial filing of the 2005 Schedule 13D, Jeanne Farmer Grossman on January 26, 2005 entered into a limited power of attorney with Carol Lynn Farmer Waite for certain filings with the SEC, pursuant to which Jeanne Farmer Grossman appointed Carol Lynn Farmer Waite as her attorney-in-fact to, among other things, complete and execute for and on her behalf in her capacity as a beneficial owner (or trustee, beneficiary, settlor or executor thereof) of the Company, Schedules 13D and 13G and amendments thereto in accordance with Regulation 13D of the of the Securities Exchange Act of 1934, as amended and the rules thereunder. Jeanne Farmer Grossman has revoked this limited power of attorney.

Item 7.	Material to be Filed as Exhibits.

Exhibit 24.1	Power of Attorney authorizing Bret A. Madole to act on behalf of Jeanne Farmer Grossman as described herein.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018

/s/ Bret A. Madole

BRET A. MADOLE

as Attorney-in-Fact for Jeanne Farmer Grossman, in her individual capacity and as trustee, as applicable, of the following Grossman Trusts:

Jeanne Grossman Living Trust

1964 Jeanne Ann Farmer Grossman Trust

1969 Jeanne Ann Farmer Grossman Trust

1972 Jeanne Ann Farmer Grossman Trust

1987 Roy F Farmer Trust II

1988 Roy F Farmer Trust II

1988 Roy F Farmer Trust III

1990 Brynn Elizabeth Grossman Trust

1992 Brynn Elizabeth Grossman Trust